Exhibit (a)(40)

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

IN RE ILLUMINA, INC,	)	CONSOLIDATED
SHAREHOLDERS LITIGATION	)	C.A. No. 7251-VCP

SUPPLEMENT TO THE VERIFIED CLASS ACTION COMPLAINT

Pursuant to Chancery Court Rule 15(d), co-lead plaintiffs Lehigh County Employees Retirement Plan and Ironworkers Local No. 25 Pension Fund (“Plaintiffs”), on behalf of the shareholders of Illumina, Inc. (“Illumina” or the “Company”), hereby supplement the operative Verified Class Action Complaint (“Complaint”) in this action, filed on February 17, 2012, in Civil Action No. 7251-VCP, to include transactions, occurrences, and events that have happened since its filing.

The allegations herein are based on the personal knowledge of Plaintiffs as to themselves and on information and belief (including the investigation of counsel and review of publicly available information) as to all other matters stated herein.

A.	Reason for the Supplement

1. On March 19, 2012, Illumina filed with the United States Securities and Exchange Commission (“SEC”) a definitive proxy statement on Schedule 14A (the “Definitive Proxy”) and announced that the date of the annual shareholder meeting will be April 18, 2012 (the “Shareholder Meeting”). All shareholders of record as of March 8, 2012, will be eligible to participate in the Shareholder Meeting. In the Definitive Proxy, the Illumina Board of Directors (the “Board”) reiterated its position that the Tender Offer (as described in the Complaint) from Roche Holdings AG (“Roche”) is inadequate and recommended that shareholders oppose Roche’s director nominees and proposed bylaw amendments (discussed below).

2. In the Definitive Proxy, the Board urged shareholders to vote for the four current members of the Board who will be standing for reelection at the Shareholder Meeting instead of four alternative candidates supported by Roche. In addition, the Board recommended that shareholders vote against a Roche proposal to amend the Company’s bylaws to increase the number of directors on the Board, as well as related Roche proposals to fill the new seats with Roche nominees.

3. Roche’s Tender Offer was set to expire on February 24, 2012. On February 27, 2012, Roche extended the Tender Offer until March 23, 2012. Roche extended the Tender Offer once again following its expiration on March 23, 2012, this time to April 20, 2012.

4. Roche submitted a proxy statement to the SEC on March 19, 2012, soliciting proxies from Illumina’s stockholders to be used at the Shareholder Meeting. Roche is seeking to elect a slate of directors, including directors to fill two newly created directorships that would result from the proposed expansion of the Board. If successful, these directors would comprise a majority of the Board.

5. The Definitive Proxy does not correct the failures to disclose material information in the Company’s Schedule 14D-9, filed on February 7, 2012 (“14D-9”) as described in the Complaint. The Definitive Proxy fails to disclose material information and makes materially misleading disclosures that are in violation of the Board’s fiduciary duties of disclosure to Illumina shareholders.

6. Injunctive relief is warranted in order to prevent Illumina shareholders from making a decision on voting their shares without all material information from the Definitive Proxy and 14D-9 concerning the Tender Offer as well as the matters scheduled for a vote at the Shareholder Meeting.

B.	Defendants Fail to Disclose Material Information to the Class In the Definitive Proxy

7. As a result of the Tender Offer and the overtures by Roche, Illumina shareholders are faced with immensely important decisions regarding the future of the Company. The Board’s rejection of Roche’s offer creates the risk that Illumina shareholders will be deprived of the chance to realize substantial gain for their shares. Because shareholders are being asked to vote on matters at the Shareholder Meeting that could shape the future of the Tender Offer, Illumina shareholders must be provided with material information to inform their votes.

8. The Definitive Proxy fails to adequately describe the process through which the Board learned of and evaluated the sufficiency of the Tender Offer from Roche. The Definitive Proxy uses broad brushstrokes to describe the “careful consideration” and “thorough review” underlying the Board’s decision that the Tender Offer is “inadequate to Illumina’s stockholders and that Roche’s tender offer is not in the best interests of Illumina or its stockholders.” In the 14D-9, the Board genetically described its meetings and discussions with Roche and other actions taken by the Board that formed the basis of its decision to recommend that Illumina shareholders not tender their shares. The Board failed to augment this inadequate description in the Definitive Proxy with material information regarding the process it undertook to engage with Roche and understand the opportunity Roche offers, as well as its rationale in rejecting the Tender Offer and in concluding that the Tender Offer was “inadequate.”

9. The Definitive Proxy also fails to detail the financial analysis relied upon by the Board in rejecting the Roche Tender Offer. Indeed, in 2012 and 2013, Illumina will face revenue headwinds due to uncertainty over government funding levels, and competition from next generation sequencing devices and rapidly evolving novel sequencing technologies. In turn, Illumina management recently issued its lowest revenue and earnings growth guidance in the past five years. In addition, Illumina was sued in 2009 by LadaTech LLC (“LadaTech”), a biotech company that alleged Illumina had infringed a patent for gene-manipulation techniques used in diagnosing disease. On March 1, 2012, a federal jury in Delaware decided that the patent owned by LadaTech was valid and enforceable, a decision that will effect Illumina’s financial prospects. Despite the somber outlook, the Board expects to Illumina shareholders to simply take its word on why the Roche Tender Offer is inadequate. The Definitive Proxy does not provide the underlying cash flow analysis or any other analyses performed by the Board or its shareholder funded advisors to substantiate the Board’s position that the offer is “inadequate.” Given the Board’s bad faith in response to Roche, Illumina shareholders are entitled to be skeptical of the Board’s unsubstantiated assurances.

10. The Definitive Proxy states that in reaching its recommendation, the Board considered numerous factors in consultation with Company management and financial advisors. Among the factors stated is the allegation that Roche timed its offer opportunistically to capitalize on recent “share price dislocation.” However, Illumina’s forward price to earnings multiples have been relatively consistent over the past three years, rading at an average of 1.42x. Applying this multiple to Illumina’s current earnings and earnings growth estimates implies a share price in the mid $30’s. While the Definitive Proxy invokes “share price dislocation” in demeaning the Roche Offer, the Definitive Proxy never explains this phenomenon and or how it came to be.

11. The Board similarly muddies the water in the pool of available information by declaring that the Roche Offer “fails to capture Illumina’s value as an enabler of personalized healthcare.” However, the 29.5x Price/Earnings (P/E) and 5.6x Enterprise Value/Revenue multiples represented by the Roche Tender Offer value Illumina well above any of its peers and above multiples offered in recent precedent life sciences tools transactions. For its part, the Board provides no data or analysis to substantiate its value claim – and the Definitive Proxy never even mentions valuation of a personalized healthcare enabler, or how it would differ from traditional valuation analysis.

12. Further, in a letter to Illumina’s shareholders dated March 19, 2012, filed with the SEC in a Schedule 14A concurrently with the Definitive Proxy, states “The Board rejected Roche’s offer because it dramatically undervalues Illumina, because it was timed to take advantage of what we believe was a temporary price dip caused by external events, and because it falls far short of the value we believe we can deliver to our stockholders by pursuing our strategic plan.” Like the 14D-9 before it, the Definitive Proxy omits any detail regarding the Company’s stand-alone strategic plan or what “value” the incumbent Board believes it can deliver under that plan in contrast to Roche’s all-cash, all-shares Tender Offer.

13. In addition, the Definitive Proxy does not provide shareholders with sufficient material information (or any material information) necessary to decide whether to vote at the Shareholder Meeting for the four individuals nominated by the Board (the “Illumina Nominees”) or the four individuals nominated by Roche (the “Roche Nominees”).

14. The Board does not disclose in the Definitive Proxy the process that it undertook to vet the Roche Nominees before opposing their election, including whether the Board conducted any interviews or investigations involving any of the Roche Nominees. Rather, the Definitive Proxy merely states that the Roche Nominees are conflicted because of compensation tied to their nominations. Shareholders are entitled to know whether the Board has made a determination about the business experience, reputations and skills of the Roche nominees, and the substance of those determinations. If the only reason the Board opposes the Roche Nominees is because they are nominated by Roche, shareholders should know. On the other hand, if Roche has nominated incompetents, criminals or individuals who are otherwise inadequate to serve, shareholders are also entitled to know the opinion of their Board.

15. Finally, the Definitive Proxy does not provide shareholders with sufficient material information to decide how to vote at the shareholder meeting regarding Roche proposals to increase the number of Board seats and fill them with Roche nominees. In the Definitive Proxy, the Board states that it believes that Roche put forth these proposals “solely to facilitate the acquisition of Illumina at an inadequate price” and recommends that shareholders vote against the proposals. However, because the Board still has not disclosed material information described in the Complaint to allow shareholders to properly evaluate the Tender Offer, Illumina shareholders do not possess sufficient information regarding how to vote their shares on these proposals. Specifically, the Board has not disclosed necessary information regarding the manner in which the Board evaluated the Tender Offer, as described in the Complaint. In addition, the Definitive Proxy is deficient in describing the information relied on by the Board in rejecting the Tender Offer, including key information regarding the analyses conducted by the Board’s financial advisors in issuing “inadequacy” opinions.

COUNT II

(Against the Individual Defendants for Breaches of Duty of Disclosure in Connection with the Definitive Proxy)

16. Plaintiffs repeat and reallege the foregoing paragraphs, and those set forth in the Complaint, as if fully set forth herein.

17. The Individual Defendants have violated their fiduciary duties owed to the Class by failing to disclose in the Definitive Proxy all information material to the Class in deciding how to vote their shares at the Shareholder Meeting, or to otherwise ensure that the statements made in the Definitive Proxy are not materially misleading.

18. As a result of the actions by Individual Defendants, Plaintiffs and the Class will suffer irreparable injury including, but not limited to, the unlawful deprivation of their right under Delaware corporate law to cast a fully informed vote on the on the election of directors.

19. Unless enjoined by the Court, the Individual Defendants will continue to breach the fiduciary duties owed to Plaintiffs and the Class including, but not limited to, misleading the Class about the Roche Offer, the prospects of the Company, and the nature of the nominees for the Illumina Board.

20. Plaintiffs have no adequate remedy at law.

Relief Requested as to Count II

WHEREFORE, Plaintiffs demand judgment as follows:

(a) declaring this to be a proper class action and appointing Plaintiffs as Class representatives;

(b) requiring Defendants accurately to disclose all material information to shareholders in connection with the Roche Tender Offer and the Shareholder Meeting and related matters;

(c) awarding Plaintiffs the costs and disbursements of this action including a reasonable allowance for Plaintiffs’ attorney’s fees and experts’ fees and pre- and post-judgment interest; and

(d) granting such other and further relief as this Court may deem to be fair, just and proper.

Dated: March 27, 2012	CHIMICLES & TIKELLIS LLP

Pamela S. Tikellis (#2172)
Robert J. Kriner (#2546)
A. Zachary Naylor (#4439)
Tiffany J. Cramer (#4998)
Vera V. Gerrity (#5676)
222 Delaware Ave., Suite 1100
P.O. Box 1035
Wilmington, Delaware 19899
(302) 656-2500

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP
Mark Lebovitch
Jeremy Friedman
1285 Avenue of the Americas
New York, NY 10019
(212) 554-1400

Plaintiffs’ Co Lead Counsel

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